EXHIBIT 12

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Years Ended December 31,
(Unaudited)	2005	2004	2003	2002	2001
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$116,642	$78,349	$87,382	$78,414	$99,530
Other interest	27,031	5,239	5,873	10,523	27,454
Amortization of debt discount and expense	3,935	3,713	4,977	7,949	3,475
Interest on lease agreements	20,781	21,638	21,323	22,831	21,564

Total Fixed Charges	168,389	108,939	119,555	119,717	152,023
Preferred dividend requirements	—	—	37,536	60,820	59,839

Total fixed charges and preferred dividend requirements	$168,389	$108,939	$157,091	$180,537	$211,862

Earnings before income taxes and income from equity investees	$655,374	$360,388	$332,246	$242,446	$51,877
Total fixed charges	168,389	108,939	119,555	119,717	152,023

Earnings available for combined fixed charges and preferred stock dividend requirements	$823,763	$469,327	$451,801	$362,163	$203,900

Ratio of Earnings to combined fixed charges and preferred stock dividend requirements	4.89 x	4.31 x	2.88 x	2.01 x	0.96 x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.